SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Public Offering of Debentures with Limited Distribution Efforts:

Bookbuilding Procedure Concluded

Rio de Janeiro, August 16, 2017—Petróleo Brasileiro S.A. – Petrobras, further to the material fact July 26, 2017, reports that the bookbuilding procedure (“Bookbuilding”) for the 5th (fifth) issue of simple, non-convertible, unsecured debentures (“Issuance” and “Debentures”) has been concluded, resulting in the distribution of Debentures amounting to R$ 4,988,819,000.00 (four billion, nine hundred eighty-eight million, eight hundred nineteen thousand reais).

The table below presents a summary of the final conditions achieved and the allocation of Debentures throughout Issue series:

Series	1st Series	2nd Series	3rd Series	4th Series
Type	Infrastructure Debenture	Infrastructure Debenture	Non-Infrastructure Debenture	Non-Infrastructure Debenture
Maturity	August 15, 2022	August 15, 2024	August 15, 2022	August 15, 2024
Final Rate (after Book Building)	Tesouro IPCA 2022 -0.05% p.a.	Tesouro IPCA 2024 + 0.30% p.a.	106,75% of CDI	Tesouro IPCA 2024 + 0.90% p.a.
Allocated Volume (R$)	301,000,000	1,089,892,000	3,346,237,000	251,690,000

Final settlement of the transaction is scheduled to take place by the end of August.

This notice to the market is for information only, pursuant to current legislation, and shall not be construed or considered for all legal purposes and effects as sale and/or disclosure material of the Debentures.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer